Exhibit 12.1

The Nasdaq Stock Market, Inc.
Computation in Support of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)
Unaudited

	Years ended December 31,
	2003		2002	2001	2000		1999
Pre-tax (loss) income from continuing operations (less minority interests)	$(66,352	)*	$105,942	$97,542	$46,868	**	$144,570
Add: Fixed Charges	19,042		18,958	9,955	2,778		2,143

Pre-tax (loss) earnings before fixed charges	(47,310)		124,900	107,497	49,646		146,713

Fixed Charges:
Interest	18,555		18,488	9,777	2,778		2,143
Other	487		470	178	—		—

Total Fixed Charges	19,042		18,958	9,955	2,778		2,143
Preferred Stock Dividend Requirements	8,279		—	—	—		—

Total Combined Fixed Charges and Preferred Dividends	$27,321		$18,958	$9,955	$2,778		$2,143

Ratio of Earnings to Fixed Charges	(2.48	)*	6.59	10.80	17.87		68.46
Ratio of Earnings to Fixed Charges & Preferred Stock Dividends	(1.73	)*	6.59	10.80	17.87		68.46

*                      Includes costs of $97,910 associated with Nasdaq’s strategic review.

**               Adjusted for cumulative effect of change in accounting principle of $169,046.